INVEST IN **BUTTONSMITH INC.**

Building the blueprint for the future of American manufacturing

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buttonsmith.com Carnation WA

Main Street | Software | Technology | B2C | Social Impact

LEAD INVESTOR



Sara Robinson

Buttonsmith is an established business that's already proven all the pieces of its model -- a rarity in the startup world. They're a real company with a solid history of real products, real customers, and real profits -- and a real plan for growth. Their approach integrates the latest in IT, design, manufacturing, and delivery to build a limitless range of products at high speed and low cost, with a high degree of customer control and very little waste. The past 18 months have shown the strength of their process, enabling them to pivot on a dime and keep thriving in one of the most uncertain eras in recent history. COVID also revealed deep weaknesses in the US manufacturing sector -- weaknesses for which the Buttonsmith model appears to offer essential solutions. Investment in this round will enable the company to scale up to the next level, applying their innovative process to more products, in the service of an even larger pool of customers. In the short run, we're investing because we see Buttonsmith as a low-risk investment. In the long run, we recognize its potential to become an early mover leading America towards a much-needed manufacturing renaissance. We invite you to join us in voting your values with your investment dollars, and helping Buttonsmith create something truly new and revolutionary in the empty space where America's manufacturing dominance once stood.

Invested $100,000 this round

Highlights

1. E-commerce, automation and software driven American manufacturing company
2. $5.5M in gross revenue in 2020
3. More than 500,000 customers
4. Bootstrapped on lean manufacturing best practices & software expertise to show our model works
5. Featured on People.com, Popsugar, FastCompany, Forbes 30 Under 30, NowThis
6. Donated nearly $500,000 in masks to Washington schools to get kids back to school safely
7. Demonstrating that manufacturing can be good for customer, employees, environment and community
8. Average customer rating 4.9 out of 5 stars
community

8. Average customer rating 4.9 out of 5 stars

Our Team



Darcy Burner CEO

Computer scientist, MBA, recovering politician, all around geek. Microsoft, Harvard. Strangely obsessed with golden retrievers.

I love solving hard problems. I love making products that make people happy. And while lots of people agree that we must rebuild American manufacturing, I'm really excited we have been able to build the prototype for what the next generation of American manufacturing should be.



Jonathan Shapiro President

Recovering CS prof at Johns Hopkins, PhD, software architect at Microsoft, researcher at IBM and Bell Labs. Recidivist entrepreneur. Has never met a dog he didn't like.



Michael Burner CTO

Software guy who built the Internet Archive, the Wayback Machine, and the original Alexa. Microsoft Systems Architect. Favorite of all Buttonsmith dogs. Secretly writing a SF novel.



Sarah DeNike VP Marketing

Masters in Data Analytics, 20 years of Marketing experience. Founder of the Mean Moms Club. Shamelessly forces her children and dogs to model products.



Henry Burner Founder

Founded multimillion dollar company (this one) when he was 10. Forbes 30 Under 30. Will be attending University of Washington studying economics. Knows more random facts about history than the average history prof. Not impressed by famous people.



Katherine Fugitt Director of Design

Proficient with many aspects of design: industrial design, instructional design, user experience design, graphic design, and design for manufacturing. BSIE from Cal Poly San Luis Obispo; MA in (Cognitive) Psychology from SJSU. Snuggles cats and dogs.

We are at the beginning of a revolution in American manufacturing

American manufacturing is on the cusp of a second industrial revolution. Using the power of software and computing, we can now marry the efficiency of the assembly line with the personal touch and connection of the artisan craftsperson. For the first time in human history, it's possible for nearly every manufactured item to be made exactly right for the customer who wants it. Because this drastically reduces waste and CO_2 emissions, climate change makes this shift imperative.

Buttonsmith is leading the manufacturing revolution. Over the past seven years, we have bootstrapped a working blueprint for 21st century American manufacturing. **Now it's time to scale more broadly, and reinvent American manufacturing.**



The direction of change: software powers the world

In every industry, as software begins to solve key problems, the underlying assumptions and patterns of the industry change. Manufacturing will be no exception to this rule.

Current manufacturing processes are generally brittle and unable to adapt quickly to changes. As the country's needs change, this inflexibility makes us

vulnerable, as we have seen over the past 18 months. Regardless of how the world changes, we must be able to adapt quickly to keep our economy running.


THE PROBLEM
Current manufacturing processes are :
Brittle
Wasteful
Unresponsive to customers
This leaves us vulnerable

There are three keys to fixing this:

- Manufacturing hardware must be **software driven** so that changes can happen at the push of a button;
- Manufactured goods should generally be **made to order on demand** in order to be responsive to customers while dramatically reducing waste; and
- Manufacturing processes should be optimized for **single piece flow** rather than in batches in order to fully leverage the advantages digital manufacturing offers.


THE SOLUTION
Three keys to fix manufacturing:
Software driven
Made to order on demand
Single piece flow replaces batches

Speed matters

In order for made to order on demand products to be widely accepted, they need to reach customers as quickly as traditionally manufactured products sitting in warehouses. Most people assume that is not possible, but you know what happens when you assume. Buttonsmith has pioneered manufacturing and shipping made to order products within single digit minutes of the order being placed.

Eventually all manufacturing will be done this way. (When was the last time you set lead type to print something?) But Buttonsmith isn't waiting; we are doing this right now.

The model works; now we scale

The software we have built, the industrial design practices we have
implemented, and the manufacturing processes we have pioneered are not

implemented, and the manufacturing processes we have pioneered are not limited by either the types of product or the types of manufacturing equipment we apply them to. While we bootstrapped with equipment we could access, we are now ready to scale.



Imagine the next time you need a desk for your office, you can get one built that perfectly fits your space and requirements. When you need a replacement knob for the stove in your kitchen, you can just get the perfect one with no delays and no frustrated hunting to find one. Your nephew wants the perfect hoodie that fits just right, it can be made to his specific size and delivered to his door seamlessly.

The way we think about how manufacturing is done and how we even define a product is on the cusp of tremendous change. The funding from this raise will help us scale our software, industrial design practices and manufacturing processes to additional product lines and types.

> ***What we need to do is take that combination of technology, modern computer science, and the ideas that have been around in manufacturing for decades that are about process improvement, and that marriage that worked at Amazon, and bring it back to manufacturing. That's the way that you can compete with folks who have low wages and different environmental standards, for example, as their competitive advantage.***
>
> ***--Jeff Wilke, former CEO of Amazon Worldwide Consumer on GeekWire podcast 7/10/21***

We can choose to build a better economy

We have a choice about how we want American manufacturing in the 21st century to be. We can choose to build manufacturing that is **technologically smart, humane to employees, environmentally responsible, economically sustainable and responsive to customers.** That is the kind of manufacturing we have been building at Buttonsmith.

At Buttonsmith we value the well-being of our employees. All of our production processes are scrutinized to make sure that there isn't anything harmful for the employees or the environment. We actively think about our role in the community and make sure we are doing all we can to support not only the local community, but the American manufacturing community.







The numbers

Since our beginning in 2014, we have scaled from a few hundred products to nearly 7000.


Buttonsmith SKUs 2014 - 2021 Q2
Open.Date
Number of SKUs
7K
6K
5K
4K
3K
2K
1K
0K
2014
2015
2016
2017
2018
2019
2020
2021
232
387
731
1,299
2,420
3,730
6,457
6,886
413
477
403
608
526
675
891
317
715
1,163
906
344
1,636
1,186
1,697
906
344
2,061
1,186
1,701
Productfamily
BADGE REELS
BANNER
BIZCARDS
BUTTON SETS
DOG COLLARS
LANYARDS
MAGNETS
MASKS
NAMETAGS
OTHER
SIGNS
The trends of Running Sum of Calculation1 and Running Sum of Calculation1 for Open Date Year. For pane Running Sum of Calculation1: Color shows details about Productfamily.

The company has grown from just Henry and his parents to 14 employees, each of whom has ownership in Buttonsmith and is represented by a union.



In 2014 we generated about $200,000 in revenue; by 2020 our annual revenue was more than $5,000,000. Buttonsmith's approach to manufacturing allowed us to quickly pivot during the pandemic to focus on products people needed like fabric face masks.


Annual Revenue
5
4
Cumulative Revenue
10
8



Revenue in Millions
0
1
2
3
2014
2015
2016
2017
2018
2019
2020



Revenue in Millions
0
2
4
6
2014
2015
2016
2017
2018
2019
2020

Over our history we served more than half a million customers. Each day we fill hundreds of orders, most complete within minutes of being ordered.

500,000+

CUSTOMERS

Dog Collar Customer Distribution



Canada
Mexico
© 2021 Mapbox © OpenStreetMap

Our average customer rating is 4.9 stars out of 5.

> ***Great Company Buttonsmith!***
> ***I've purchased many wonderful products from this company and I've never been disappointed. I encourage everyone to use this company, you will not be sorry.***
> ***--Suzan, 1/31/21***



Building toward the future

We have proven that our blueprint for the future of American manufacturing works. Now we need to scale.

Please join us to be a part of this evolution of American manufacturing. We believe that we have all the tools, but need capital to take this to scale.

Together we can build manufacturing that is worker-friendly, environmentally

Together we can build manufacturing that is worker-friendly, environmentally-friendly, customer-friendly, community-friendly and investor-friendly.

INVEST

IN THE FUTURE OF AMERICA